UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 No.4

Commission File Number 000-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 17, 2026, the Registrant issued unaudited condensed interim consolidated financial statements as of June 30, 2026, and for the six- and three-month periods then ended. Attached hereto are the following exhibits.

Exhibit 99.1	Registrant’s unaudited condensed interim consolidated financial statements as of June 30, 2026.

Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-204173 and 333-277536).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 17, 2026	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary